Exhibit 99.9

 CONSENT OF EXPERT
March 30, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Colm Keogh, do hereby consent to the filing of the written disclosure regarding: (i) the “Technical Report, Olympias Mine, Greece” effective December 31, 2019; (ii) the “Technical Report Skouries Project Greece” effective January 1, 2018; (iii) the “Technical Report for the Lamaque Project, Quebec, Canada" effective March 21, 2018; and (iv) the description of mineral reserves for the Olympias, Stratoni, Skouries (underground) and Lamaque projects, and other information pertaining to these projects and the use of my name in the Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2019 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Colm Keogh
Colm Keogh, P.Eng.
Eldorado Gold Corporation
Operations Manager, Olympias Mine